Filed Pursuant to Rule 433

Registration Statement No. 333-197635

August 18, 2014

Dear Shareholder,

Effective July 25, 2014, Hancock Holding Company (the “Company”) has adopted a new Automatic Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”) to succeed the Company’s former Dividend Reinvestment Plan. As a shareholder of the Company, you are eligible to participate in the Plan. Shareholders who participate in the Plan can increase their ownership of the Company’s common stock through automatic reinvestment of dividends on the shares they own. The Plan also allows participants to make optional cash purchases of shares. Additionally, shareholders may elect to reinvest only a portion of the dividends on shares held outside the Plan, and continue to receive cash dividends on the remaining shares held outside the Plan. There are no fees for shareholders to enroll in the plan or to purchase shares through reinvestment of dividends or optional cash investments. Basic features of the Plan include:

•	Optional cash investments will be invested more frequently, generally every Friday;

•	Participants may deposit certificate or DRS shares into the Plan for safekeeping and/or recordkeeping purposes;

•	Streamlined procedures for selling shares in the Plan, subject to applicable service charges;

•	New cash investment limits of $100,000 annual maximum and $25 minimum; and

•	New investors may purchase initial shares through the Plan, subject to applicable service charges.

•	Existing Plan Participants are automatically enrolled in the Plan under current elections;

The Plan is administered by the Corporate Trust Department of the Bank. Enrollment information and a Plan prospectus may be obtained from the Plan Administrator at 1-800-522-6542, Ext. 87652.

Sincerely,

Carl J. Chaney	John M. Hairston
President & CEO	CEO & COO

Note: Hancock Holding Company (the “Company”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling the Plan Administrator toll free at 1-800-522-6542, Ext. 87652, or by emailing the Plan Administrator at shareholderservices@hancockbank.com. The prospectus is also available by accessing the Company’s website at https://www.hancockbank.com/DREPlan.